Exhibit 3.2

AMENDMENT TO BY-LAWS

OF

ZEBRA TECHNOLOGIES CORPORATION

Sections 3.1, 3.2 and 3.3 of the Registrant’s By-laws were amended to read in their entirety as follows:

Section 3.1.  The business and affairs of the Corporation shall be under the direction of, and managed by, a board comprised of directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not required by law, the Certificate of Incorporation or these By-laws to be done by the stockholders.  Directors need not be residents of the State of Delaware or stockholders of the Corporation.  The number of directors shall be determined in the manner provided in the Certificate of Incorporation.

Section 3.2.  Directors shall be elected and serve in the manner provided in the Certificate of Incorporation.  Any vacancies occurring in the Board of Directors and newly created directorships shall be filled in the manner provided in the Certificate of Incorporation.

Section 3.3.  Expect as otherwise provided by law, directors may be removed only in the manner provided in the Certificate of Incorporation.